UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                    SDL, Inc.
                                    ---------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    784076101
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784076101                                            Page 2 of 5 pages
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person                 Nippon Telegraph and Telephone
         S.S. or I.R.S. Identification            Corporation
         No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                (a) [ ]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Japan
--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            4,830,748
Beneficially               (6)   Shared Voting Power          0
Owned by Each              (7)   Sole Dispositive Power       4,830,748
Reporting Person           (8)   Shared Dispositive Power     0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,830,748
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      5.7%
--------------------------------------------------------------------------------
12.      Type of Reporting Person                             CO
--------------------------------------------------------------------------------

CUSIP NO. 784076101                                            Page 3 of 5 pages
          ---------

Item 1.

       (a)        Name of Issuer

                  SDL, Inc.

       (b)        Address of Issuer's Principal Executive Offices

                  80 Rose Orchard Way
                  San Jose, California 95134-1365

Item 2.

       (a)        Names of Persons Filing

                  Nippon Telegraph and Telephone Corporation ("NTT")

       (b)        Address of Principal Business Office

                  3-1 Otemachi 2-chome
                  Chiyoda-ku, Tokyo 100-8116
                  Japan

       (c)        Citizenship

                  Japan

       (d)        Title of Class Securities

                  Common Stock, par value $0.001 per share (the "Shares")

       (e)        CUSIP Number

                  784076101
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CUSIP NO. 784076101                                            Page 4 of 5 pages
          ---------

Item 3. This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4. As of June 2, 2000, NTT beneficially owned 4,830,748 Shares, which represents approximately 5.7% of the issued and outstanding Shares. NTT has the sole power to vote or to direct the vote of 4,830,748 Shares, and the sole power to dispose or to direct the disposition of 4,830,748 Shares.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 784076101                                            Page 5 of 5 pages
          ---------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 8, 2000.

                                 NIPPON TELEGRAPH AND TELEPHONE
                                 CORPORATION

                                 By: /s/ Kanji Koide
                                     ---------------
                                     Name:  Kanji Koide
                                     Title: Senior Vice President